UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 001-35912

CUSIP NUMBER: 29102H108

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2019
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

N/A

PART I — REGISTRANT INFORMATION

Emerge Energy Services LP
Full Name of Registrant

N/A
Former Name if Applicable

5600 Clearfork Main Street, Suite 400
Address of Principal Executive Office (Street and Number)

Fort Worth, Texas 76109
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Emerge Energy Services LP’s (the “Partnership’s”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2019 (the “Form 10-Q”) in a timely manner and that it does not expect to be able to file the Form 10-Q within the five-day extension permitted by the rules of the U.S. Securities and Exchange Commission (the “SEC”). As reported in the Partnership’s Report on Form 8-K filed with the SEC on July 17, 2019, the Partnership and certain of its subsidiaries filed voluntary petitions seeking relief under chapter 11 of title 11 (the “Chapter 11 Cases”) of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) on July 15, 2019. Due to the demands associated with the Chapter 11 Cases and related activities, the Partnership’s management needs additional time to review and evaluate the Partnership’s condensed consolidated financial statements and needs to attend to the bankruptcy filings. Such needed additional time could not be obviated without incurring unreasonable effort or expense.

Forward-Looking Statements

           This notification contains “forward-looking statements.”  Such statements reflect management’s current expectations based on currently available operating, financial and competitive information, but are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those anticipated in or implied by the forward-looking statements.  Our forward-looking statements are generally identified with words such as “anticipate,” “believe,” “estimate,” “intend,” “plan,” “could,” “may” and similar expressions.  Risks, uncertainties and assumptions that could affect our forward-looking statements include, among other things the risk and uncertainties relating to the Chapter 11 Cases, including, but not limited to the Partnership’s ability to obtain Bankruptcy Court approval of motions filed in the Chapter 11 Cases, the effects of the Chapter 11 Cases on the Partnership and on the interests of various constitutes, Bankruptcy Court rulings in the Chapter 11 Cases and the outcome of the Chapter 11 Cases, in general, the length of time the Partnership will operate under the Chapter 11 Cases, risks associated with third-party motions in the Chapter 11 Cases, the potential adverse effect of the Chapter 11 Cases on the Partnership’s liquidity or result of operations and increased legal and other professional costs necessary to execute the Partnership’s restructuring strategy.

All forward-looking statements included in this notification should be considered in the context of these risks.  Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Rick Shearer	(817)	618-4020
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☐ Yes ☒ No

	the Partnership has not filed its Quarterly Report on Form 10-Q for the three months ended March 31, 2019 or its Quarterly Report on Form 10-Q for the three and six months ended June 30, 2019.
(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the delay in finalizing certain financial and other related data in the Quarterly Report described above, the Partnership’s results of operations for the period ended September 30, 2019 have not been finalized. As a result, the Partnership is currently unable to provide a reasonable estimate of the results or the anticipated change from prior period results.

Emerge Energy Services LP

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 15, 2019	By:	Emerge Energy Services GP LLC, its general partner

		By:	/s/ Rick Shearer
		Name:	Rick Shearer
		Title:	Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).